Exhibit 99.103

KINDERHOOK PARTNERS, L.P.

1 Executive Dr. - Suite 160

Fort Lee, NJ

U.S.A. 07024

NEWS RELEASE

For Immediate Release

REPORT OF ACQUISITION OF SHARES OF COASTAL CONTACTS INC.

Fort Lee, New Jersey, September 21, 2011 — Kinderhook Partners, L.P. (“Kinderhook”) reports that on September 19, 2011, it acquired ownership of 318,400 common shares (“Common Shares”) of Coastal Contacts Inc. (the “Issuer”), representing 0.6% of the outstanding Common Shares.

Kinderhook now has beneficial ownership of 5,750,900 Common Shares, representing 10.2% of the outstanding Common Shares.

Kinderhook has acquired the Common Shares for investment purposes. Depending on economic and financial conditions, Kinderhook may acquire further Common Shares of the Issuer from time to time for investment purposes.

A copy of the related early warning report may be obtained from the SEDAR website (www.sedar.com) or from Kinderhook at (201)461-0955.